EXHIBIT 1.A.(5)(e)

                                  ENDORSEMENTS
                      (Only we can endorse this contract.)

                               ALTERATION OF TEXT

The first paragraph of the misstatement of Age or Sex Provision on page 6 is amended to read as follows. If the Insured's stated age or sex or both are not correct, we will adjust each benefit and any amount to be paid to reflect the correct age and sex. How we will do so depends on the status of the contract when we learn of the error, and on whether the Insured is then living. If the Insured dies while the contract is in force as extended term insurance, here is what we will do. We will compute what the net cash value of the incorrect contract was on the date of default. We will compute the amount of extended term insurance this value would have provided at the Insured's correct age, on the date of default, and sex for the length of time, beginning on the date of default, that we computed for the incorrect contract. We will pay this amount.

If the contract is in force other than as extended term insurance and the Insured is not living when we learn of the error, here is what we will do. We will compute the charge we made on the last Monthly Date before the Insured's death for the cost of expected mortality (see page 11, Cost of Expected Mortality). We will compute the coverage amount which this charge would have provided at the Insured's Correct sex and age on that Monthly Date. The new Basic Amount will be the correct coverage amount plus the contract fund. If the contract is in force other than as extended term insurance and the Insured is living when we learn of the error, here is what we will do. We will accumulate, at 4% interest, the scheduled premiums per $1000 of face amount of the incorrect contract, multiplied by its face amount. We will accumulate, at 4% interest, the scheduled premiums per $1000 of face amount of a similar contract issued at the Insured's correct age and sex. We will divide the first accumulation by the second. The result will be the face amount of a new contract with which we will replace the incorrect contract. The new contract will be similar in form to the incorrect contract but will contain scheduled premiums, tabular contract funds, tabular cash values and surrender charges as if it had been issued at the correct age and sex. If the contract fund of the incorrect contract is at least equal to the tabular contract fund of the correct contract, then we will set the contract fund of the correct contract equal to that of the incorrect contract. If not, we will set the contract fund of the correct contract equal to its tabular contract fund, and grant a loan against the correct contract equal to the excess of its tabular contract fund over the contract fund of the incorrect contract. This loan will be added to any existing loan. If we need to adjust any benefit under conditions we have not fully described in this provision, we will do so in a consistent way.

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PLI 191--85
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                       Rider attached to and made a part of this contract on the
                       Contract Date
                       Pruco Life Insurance Company,
                       By  /s/ Isabella L. Kirchner
                           -------------------------
                                           Secretary
                                   [SPECIMEN]


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